SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Announces the Payment of Interest on Own Capital” dated on December 09, 2009.

December 09, 2009 (2 pages)

For more information, contact:

Norair Ferreira do Carmo
TELESP, Sao Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(Sao Paulo, Brazil – December 09, 2009) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs its shareholders:

I – PAYMENT OF INTEREST ON OWN CAPITAL APPROVED BY THE BOARD OF DIRECTORS AT THE MEETING HELD ON SEPTEMBER 30, 2009:

Telecomunicações de São Paulo S. A. – TELESP informs that it will be carried out starting on December 21, 2009, the payment of Interest On Own Capital deliberated in the Board of Directors’ Meeting, held on September 30, 2009, granted to holders of common and preferred shares of the Company with equity position by the end of September 30, 2009, according to the Announcement published on October 01, 2009, in the amount of R$ 400,000,000.00 (four hundred million reais), with income tax withholding of 15%, resulting in net interest of R$ 340,000,000.00 (three hundred and fourty million reais), in accordance to the table below:

Amount per share: R$	Immune or Exempt Legal Entities (Gross Value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net Value)
Common Shares	0,741338343326	0,111200751498	0,630137591828
Preferred Shares(*)	0,815472177659	0,122320826648	0,693151351011

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

II   – INTEREST ON OWN CAPITAL – FISCAL YEAR 2009

The Company announces to its shareholders that the Board of Directors, at its Meeting held on December 09, 2009, deliberated Interest on Own Capital related with the fiscal year of 2009, in accordance to the article 28 of the Company’s Bylaws, with the article 9 of the Law #9249/95 and CVM´s Instruction #207/96, in the amount of R$ 205,000,000.00 (two hundred and five million reais) and after withholding the income tax of 15%, its net amount is R$ 174,250,000.00 (one hundred and seventy four million, two hundred and fifty thousand reais), according to the table below.

Amount per share: R$	Immune or Exempt Legal Entities (Gross Value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net Value)
Common Shares	0,379935900954	0,056990385143	0,322945515811
Preferred Shares(*)	0,417929491050	0,062689423657	0,355240067393

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

The correspondent credit will be accounted by the Company on December 30, 2009 on individual basis for each shareholder and in accordance to the shareholder registry book position by the end of the day, on December 30, 2009. As of December 31, 2009, the shares will be considered as “ex-Interest on Own Capital”. The payment will be made in a date to be published opportunely.

In accordance to the single paragraph of the article 28 of the Company’s Bylaws, such Interest on Own Capital may be charged to the mandatory minimum dividend for the fiscal year of 2009, ad referendum of the General Shareholders’ Meeting.

III – INCOME TAX WITHHOLDING

1- Interest On Own Capital

An income tax of 15% is withheld at the source when paying Interest On Own Capital, no income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

IV – ADDITIONAL INFORMATION

Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law #6404 of December 15, 1976, Article 287, II, a).

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	December 09, 2009	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director